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                                                                    Exhibit 99.1

[LOGO] AEGON

                                                                          225017
                                                                   PRESS RELEASE


APPOINTMENTS AT AEGON N.V.



Supervisory Board

As announced on 9 November 2001, the Supervisory Board of AEGON N.V. has the intention to appoint Mr Kees J. Storm (59) as a member of the Supervisory Board on 1 July 2002. Mr Storm has been Chairman of the Executive Board of AEGON N.V. for nine years and will step down during the Annual General Meeting of Shareholders on 18 April this year as a result of reaching the retirement age. The Central Works Council supports this appointment.

Executive Board

The Supervisory Board has the intention to appoint Mr Johan G. van der Werf (49) as a member of the Executive Board of AEGON N.V. as from 18 April 2002. Mr. Van der Werf has been a member of the board of AEGON The Netherlands since 1992. He is also responsible for MoneyMaxx and he is co-chairman of the Supervisory Board of the joint venture of AEGON and Albert Heijn.

Mr Van der Werf has worked in the insurance industry since 1981, where he started as a District Sales Manager at AGO and fulfilled positions at Spaarbeleg, AEGON Life Commercial Lines and AEGON Personal Lines.

The Central Works Council has been requested for advice.

The portfolio assignment from 18 April within the Executive Board will be as follows:

Don J. Shepard (55);                Chairman of the Executive Board
                                    AEGON UK
Paul van de Geijn (55);             AEGON USA, AEGON Hungary and AEGON Spain
Jos B.M. Streppel (52);             Chief Financial Officer
Johan G. van der Werf (49);         AEGON The Netherlands and MoneyMaxx

The Hague, 7 March 2002

________________________________________________________________________________

Enquiries:

AEGON N.V.
Group Communications
Phone + 31 70 344 83 44

Additional information can be found on AEGON's website: www.aegon.com
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For your information please find attached today's issued press releases by AEGON the Netherlands and AEGON USA.

The Hague, 7 March 2002

________________________________________________________________________________



Enquiries:

AEGON N.V.
Group Communications
Phone + 31 70 344 83 44

Additional information can be found on AEGON's website: www.aegon.com
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[LOGO] AEGON (R)

                                                                   PRESS RELEASE


PATRICK S. BAIRD NAMED PRESIDENT AND CEO OF AEGON USA, INC.
-----------------------------------------------------------

AEGON USA, Inc. has named Patrick S. Baird President and Chief Executive Officer of AEGON USA and a member of the AEGON USA Board of Directors, effective April 19.

Mr. Baird, who is 48 and has been with AEGON for over twenty years, held the positions of Director of Tax and Chief Financial Officer before assuming his current position. His responsibilities have included Mergers and Acquisitions. Baird succeeds Donald J. Shepard who will become Chairman of the Executive Board of AEGON N.V. Mr. Shepard will remain on the Board of AEGON USA, Inc.

"Pat has been an important factor in the extraordinary growth that AEGON USA has achieved over the past decade", said Don Shepard. "He has been the point man on all of the significant acquisitions of AEGON USA and has been a major contributor to our internal growth. Pat's contribution to our success, knowledge of our business and ability to manage diverse operations will continue to benefit AEGON in the future."

Mr. Baird, who currently serves as Executive Vice President and Chief Operating Officer of AEGON USA, Inc., holds a Bachelor of Business Administration degree from the University of Iowa and is a Certified Public Accountant. A resident of Cedar Rapids, Iowa, he is a member of the boards of the Kirkwood Community College Foundation, Priority One, Waypoint and the Regional Health Care Alliance.

Baltimore, March 7, 2002

________________________________________________________________________________
Inquiries:

Media        319-398-8962
             410-576-4576
Investors    410-576-4577

Web sites: www.aegonins.com and www.aegon.com.
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[LOGO] AEGON

                                                                     PERSBERICHT



JOHAN VAN DER WERF NIEUWE VOORZITTER DIRECTIE NEDERLAND


Paul van de Geijn draagt zijn taken als voorzitter van de Directie van AEGON Nederland over aan Johan van der Werf (49). Dit in verband met de taakwijziging in de Raad van Bestuur van AEGON N.V.

Van der Werf wordt ook in de Raad van Bestuur van AEGON N.V.
verantwoordelijk voor AEGON Nederland en de MoneyMaxx vestigingen.

Van de Geijn (55) wordt in de Raad van Bestuur belast met de portefeuille AEGON USA, AEGON Hongarije en AEGON Spanje.

Verdere invulling en taakverdeling van Directie Nederland volgen later.

Den Haag, 7 maart 2002

________________________________________________________________________________

Nadere inlichtingen:

Jan Driessen, Directeur Communicatie AEGON Nederland
Telefoon: 070 344 82 10